				Exhibit 12(f)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest charges	$65,220	$59,882	$70,479	$85,250	$80,197
Interest applicable to rentals	4,255	2,299	2,356	3,572	2,760

Total fixed charges, as defined	69,475	62,181	72,835	88,822	82,957

Earnings as defined:
Net Income	$51,136	$48,916	$54,137	$58,921	$57,895
Add:
Income Taxes	23,318	17,192	27,325	36,249	28,118
Fixed charges as above	69,475	62,181	72,835	88,822	82,957

Total earnings, as defined	$143,929	$128,289	$154,297	$183,992	$168,970

Ratio of earnings to fixed charges, as defined	2.07	2.06	2.12	2.07	2.04